UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40209

HELIOGEN, INC.

(Exact name of registrant as specified in its charter)

130 West Union Street

Pasadena, California 91103

(626) 720-4530

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Warrants, each 35 warrants exercisable for one share of common stock at an exercise price of $402.50 per share

Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

EXPLANATORY NOTE

On August 8, 2025, Heliogen, Inc., a Delaware corporation (the “Company”), completed a merger transaction pursuant to an Agreement and Plan of Merger and Reorganization, dated May 28, 2025 (the “Merger Agreement”) by and among the Company, Zeo Energy Corp., a Delaware corporation (“Zeo Energy”), Hyperion Merger Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Zeo Energy (“Merger Sub I”) and Hyperion Acquisition LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Zeo Energy (“Merger Sub II”). Pursuant to the Merger Agreement, and upon the terms and subject to the satisfaction or waiver of the conditions therein: (i) Merger Sub I merged with and into the Company (the “First Merger”), with the Company surviving the First Merger (the Company, as the surviving entity of the First Merger, the “First Surviving Corporation”) as a wholly owned subsidiary of Zeo Energy; and (ii) the First Surviving Corporation merged with and into Merger Sub II (the “Second Merger”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Zeo Energy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Heliogen, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HELIOGEN, INC.

Date: August 12, 2025	By:	/s/ Timothy Bridgewater
Timothy Bridgewater
Chief Executive Officer

2